UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from ____________ to ____________
Commission File Number:   0-27078

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.
135 Duryea Rd.
Melville, NY 11747

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	5
Notes to Financial Statements	6

Supplemental schedule as of December 31, 2011:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	17

Exhibits:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Henry Schein, Inc. 401(k) Savings Plan
Melville, NY

We have audited the accompanying statements of net assets available for benefits of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

New York, New York
June 27, 2012

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2011	2010

Assets
Investments, at fair value (Notes 4, 5 and 6):
Money market accounts	$35,991,305	$33,494,849
Mutual funds	361,224,686	356,010,717
Common stock	68,475,302	63,673,155
Total investments	465,691,293	453,178,721
Cash	667,478	592,895
Receivables:
Notes receivable from participants	14,812,486	12,559,849
Employer’s contribution (Note 1(b)):
Cash	18,060,268	8,539,567
Henry Schein, Inc. Common Stock	-	5,802,125
Total receivables	32,872,754	26,901,541
Net assets available for benefits	$499,231,525	$480,673,157

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended
	December 31,	December 31,
	2011	2010

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds	$9,843,585	$7,082,779
Net appreciation (depreciation) in fair value of investments	(10,903,288)	37,715,588
Notes receivable from participants	757,467	638,810
Total investment income (loss)	(302,236)	45,437,177
Participants’ contributions	31,069,435	23,507,409
Employer’s contribution (Note 1(b)):
Cash	18,060,268	8,539,567
Henry Schein, Inc. common stock	-	5,802,125
Total additions	48,827,467	83,286,278
Deductions:
Benefits paid to participants	30,191,745	24,048,614
Administrative expenses	77,354	111,328
Total deductions	30,269,099	24,159,942
Net increase	18,558,368	59,126,336
Transfers in from other plans (Note 1)	-	67,030,776
Transfers out to other plans (Note 1)	-	(32,050)
Net increase in plan assets	18,558,368	126,125,062
Net assets available for benefits, beginning of year	480,673,157	354,548,095
Net assets available for benefits, end of year	$499,231,525	$480,673,157

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective January 1, 1970.  The Plan was amended effective December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The third-party administrator is Fidelity Investments Institutional Operations Company, Inc., (the “Administrator”).  The Plan trustee is Fidelity Management Trust Company (the “Trustee”). Eligible employees are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible to make salary reduction contributions  to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one year period of service. Temporary employees are eligible to make salary reduction contributions to the Plan and to be credited with Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.

 During the 2010 Plan year, the Caligor 401(k) Plan and the Becker Parkin Dental Supply Co. Inc. 401(k) Savings Plan were merged into the Plan.  During the 2010 Plan year, the assets and liabilities of the accounts of members currently or formerly employed by Henry Schein Puerto Rico, Inc. were transferred to the Henry Schein Defined Contribution Plan for Puerto Rico.

(b) Contributions

The Plan provides for a discretionary Employer contribution (the “Profit Sharing Contribution”) of a percentage of a participant’s base compensation, as defined under the Plan. There were no discretionary Profit Sharing Contributions for the years ended December 31, 2011 and 2010.

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $16,500 for 2011 and 2010. The Plan also provides for matching contributions (the “Employer Match”) of 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan. For the 2011 Plan year, the Employer Match was allocated 100% to the participant’s investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund.  For the 2010 Plan year, the Employer Match was allocated 60% to the participant’s matching non-stock contribution account and 40% to the participant’s matching stock contribution account, which was invested exclusively in the shares of Henry Schein, Inc. Excluding the Employer Match

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 1 – Description of Plan (Continued)

invested in the shares of Henry Schein, Inc., for the years prior to January 1, 2011, participants are able to direct the investment of all monies contributed.  Effective January 1, 2011, participants are able to self-direct the investment of all monies contributed.

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law. The extra amount a participant may contribute may not exceed $5,500 in years 2011 and 2010.

(c) Participants’ Accounts

Each participant’s account is credited with the participant’s salary reduction contributions and the Employer contributions and an allocation of net Plan earnings. Participants may direct the investment of their account balances into various investment options by the Plan. As of December 31, 2011, the Plan offered twenty-one mutual funds and a money market account as investment options for participants. Beginning January 1, 2011, participants have the option to direct all or a portion of their account balances to common shares of Henry Schein, Inc.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.  Vesting in the Profit Sharing Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service.

For all participants, a participant’s Profit Sharing Contribution and Employer Match Contributions made after January 1, 2002, are vested on a graded scale as follows:

Vesting	Vested percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 or more years	100%

(e) Notes Receivable from Participants

Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document. The minimum amount that may be borrowed is $1,000 and only two loans may be made in any calendar year, and no more than two loans may be outstanding at any time. The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates. The loans must be for a term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence). Principal and interest are paid ratably through payroll deductions.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 1 – Description of Plan (Continued)

If an employee is terminated and has an outstanding loan balance at the time of termination, the employee will be permitted to repay any outstanding loans directly to the Trustee. The employee may also roll-over any outstanding loans, as part of a rollover of the terminated employee’s entire vested account balance to certain other retirement plans in which the terminated employee participates. Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest.

(f) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested, nonforfeitable portion of the participant’s account is distributed as outlined in the Plan. Participants may also receive in-service or hardship distributions based on criteria as described in the Plan document.

(g) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets. For the years ended December 31, 2011 and 2010, the Plan Sponsor has used Plan assets from forfeited accounts in the amount of $0 and $50,461, respectively, to pay costs associated with the Plan. Amounts reflected in the statements of changes in net assets available for benefits reflect various participant directed expenses which have been deducted from the respective participant accounts.

(h) Forfeitures

Forfeited invested accounts totaled $146,697 and $72,174 at December 31, 2011 and 2010, respectively, and are included primarily in the Fidelity Retirement Money Market account and the Henry Schein, Inc. Common Stock account in the statements of net assets available for benefits. Forfeiture allocations are used to reduce the Employer Match and offset administrative expenses of the Plan. Forfeitures in the amount of $287,360 and $163,621 will be or have been used to offset Employer contributions for the year ended December 31, 2011 and 2010, respectively.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices. Gains and losses on investment transactions are recognized when realized based on trade dates.  Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation (depreciation).  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements. The Plan’s investments are not insured or protected by the Plan’s Trustee, the Pension Benefit Guaranty Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with money market funds, mutual funds, stocks, bonds, and other similar types of investments.

During and subsequent to the year ended December 31, 2011, the on-going credit and liquidity crisis in the United States and throughout the global financial system triggered significant events and substantial volatility in world financial markets and the banking system that have had a significant negative impact on foreign and domestic financial markets. Since the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Payment of Benefits

Benefits are recorded when paid.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS) of Fair Value Measurement – Topic 820.”  ASU 2011-04 is intended to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments include those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, as well as those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the impact of adoption of ASU 2011-04 on the Plan’s financial statement.

Note 3 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter and was submitted to the IRS for an updated determination letter on January 28, 2011.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present income tax law. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 4 – Investments

The fair value of the investments in excess of 5% of Plan assets are as follows:

	December 31,	December 31,
	2011	2010
Henry Schein, Inc. Common Stock	$68,475,302	$63,673,155
Fidelity Spartan 500 Index Institutional Fund	45,973,127	44,677,904
AF Growth of America R6	40,124,236	-
AF Growth of America R5	-	43,926,650
PIMCO Total Return Inst.	38,755,733	38,219,284
Fidelity Retirement Money Market	35,991,305	33,494,849
Fidelity Freedom 2020 Fund	26,764,406	24,636,203
Fidelity Diversified International Fund – Class K	24,915,264	29,223,914
Fidelity Puritan Fund	-	22,774,499
Fidelity Freedom 2030 Fund	-	20,212,316
Neuberger Berman Genesis Trust	-	18,879,561
Fidelity Low Priced Stock Fund	-	18,327,250

Note 5 – Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are unobservable for the asset or liability.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 5 – Fair Value Measurements (Continued)

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified:

Money Market Accounts

Funds held in money market accounts are classified as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2011 and 2010.

Mutual Funds

Mutual funds are valued at the net asset value of shares held by the Plan as of December 31, 2011 and 2010. As of December 31, 2011 and 2010, the Company has classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2011 and 2010.

Common Stock

Common stock of Henry Schein, Inc. is valued at the closing price on December 31, 2011 and 2010. As of December 31, 2011 and 2010, the Company has classified its Henry Schein, Inc. Common Stock as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2011 and 2010.

The following tables present the Company’s investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2011 and 2010:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$35,991,305	$-	$-	$35,991,305
Mutual funds:
Large-Cap	129,438,459	-	-	129,438,459
Mid-Cap	39,038,883	-	-	39,038,883
Small-Cap	9,751,487	-	-	9,751,487
International	25,786,355	-	-	25,786,355
Blended	98,033,077	-	-	98,033,077
Bond Investments	55,772,837	-	-	55,772,837
Other	3,403,588	-	-	3,403,588
	361,224,686	-	-	361,224,686
Henry Schein, Inc. Common Stock	68,475,302	-	-	68,475,302
Total investments	$465,691,293	$-	$-	$465,691,293

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 5 – Fair Value Measurements (Continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$33,494,849	$-	$-	$33,494,849
Mutual funds:
Large-Cap	132,096,198	-	-	132,096,198
Mid-Cap	37,206,811	-	-	37,206,811
Small-Cap	11,282,922	-	-	11,282,922
International	29,223,914	-	-	29,223,914
Blended	90,585,151	-	-	90,585,151
Bond Investments	54,798,443	-	-	54,798,443
Other	817,278	-	-	817,278
	356,010,717	-	-	356,010,717
Henry Schein, Inc. Common Stock	63,673,155	-	-	63,673,155
Total investments	$453,178,721	$-	$-	$453,178,721

Note 6 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

December 31,
2010
Henry Schein, Inc. Common Stock	$69,475,280	*

* Includes Henry Schein, Inc. common stock receivable.

Effective January 1, 2011, participants are able to self-direct the investment of all monies contributed.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8 – Party-in-Interest Transactions

The Plan invests in shares of funds managed by an affiliate of the Trustee as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest. The Plan invests in the common stock of Henry Schein, Inc., which is a party-in-interest.  Notes receivable from participants also qualify as party-in-interest transactions.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2011

EIN: 11-3136595     Plan Number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Money market/cash and cash equivalents:
*	Fidelity Retirement Money Market Fund	35,991,305 money market fund shares with no set rate of interest and no maturity value.	a	$35,991,305

	Common stock:
	Henry Schein, Inc. - common stock	1,062,786 common shares, par value $.01	a	68,475,302

	Shares of registered investment companies:
*	Fidelity Spartan 500 Index Institutional Fund	1,033,103 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	45,973,127
	AF Growth of America R6	1,397,083 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	40,124,236
	PIMCO Total Return Inst.	3,565,384 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	38,755,733
*	Fidelity Freedom 2020 Fund	2,039,969 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	26,764,406
*	Fidelity Diversified International Fund – Class K	977,836 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	24,915,264
*	Fidelity Puritan Fund	1,296,717 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	22,938,929

*  Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a  The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Shares of registered investment companies (continued):
*	Fidelity Freedom 2030 Fund	1,681,759 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	21,593,793
	Neuberger Berman Genesis Trust	438,585 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	20,363,508
*	Fidelity Low Priced Stock Fund	522,680 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	18,675,375
*	Fidelity Government Income Fund	1,580,046 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	17,017,103
	Dodge & Cox	158,222 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	16,081,705
*	Fidelity OTC Portfolio	284,122 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	15,541,485
*	Fidelity Equity Income Fund	283,657 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	11,717,907
*	Fidelity Freedom 2010 Fund	864,432 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	11,324,069
	Vanguard Small Cap Index Institutional	452,925 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	9,751,487
*	Fidelity Freedom 2040 Fund	1,239,501 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	9,122,729

*  Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a  The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Shares of registered investment companies (continued):
	Vanguard Inflation-Protected Secs Admin	122,828 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	3,403,588
*	Fidelity Freedom 2000 Fund	232,130 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	2,757,713
*	Fidelity Freedom Income Fund	225,411 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	2,533,622
*	Fidelity Freedom 2050 Fund	116,840 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	997,816
	Vanguard Total International Stock	33,247 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	871,091
	Total shares of registered investment companies			361,224,686
	Total Investments			$465,691,293

**	Notes Receivable from Participants	Fully secured loans with interest charges at current commercial rates (current loans range from 5.25% to 10.25%)	-	$14,812,486

*    Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a    The cost of participant-directed investments is not required to be disclosed.

See accompanying Independent Auditors’ Report

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
Dated: June 27, 2012	/s/ Lorelei McGlynn
Lorelei McGlynn
Chairperson of the 401(k) Plan Administrative Committee